WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202 - 1022 Nelson Street
Vancouver, British Columbia V6E 4S7
Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

December 23, 2003

THIRD QUARTER RESULTS TO OCTOBER 31, 2003

An exploration drill program was completed on the Company's historic Westport gold project located near Barkerville, B.C. The program consisted of five diamond drill holes designed to test geophysical anomalies that were generated by an IP geophysics program carried out earlier this year. All five drill holes encountered significant amounts of pyrite, confirming the source of the geophysical anomalies. Correlating the geologic logs of the drill holes with the assay data has revealed that gold is associated with only certain varieties of pyrite, namely pyrite in quartz veins and zones of fine grained massive pyrite. Volumetrically, the dominant forms of pyrite are interpreted not to be associated with the genesis of gold mineralization, however. This understanding suggests that the drill holes, which were designed to test the geophysical anomaly, may not have been oriented in the best way to intersect gold mineralization.

Holes DDH-03-03 and 05 were drilled from south to north, more or less down dip, subparallel to the compositional layering. Both of these holes reached their high chargeability, low resistivity geophysical targets which are associated with faulted, very pyritic and graphitic argillaceous rocks with insignificant gold values, however they were poorly oriented to cross these same geologic units that are considered prospective for gold mineralisation. Holes DDH-03-01, 02 and 04 were drilled from north to south, oriented almost perpendicular to the compositional layering. All of these holes intersected pyritic quartz veins of up to 1.5m in width. One quartz vein (DDH-03-01, 80.9 to 81.3m) contained visible gold. The assay from this 0.4 metre section returned a value of 468 g/t (13.65 oz/t) gold. A metallics assay of this same section returned 660 ppm (19.25 oz/t) gold. Hole DDH-03-01 is located closest to the boundary of the property with the holdings of Wayside and intersected a 0.90 meter section of massive pyrite which returned 1.21 g/t gold. This intersection is considered significant as it closely resembles the style of mineralization which constitutes the Bonanza Ledge discovery. As a result of the friable nature of the pyrite there was about 20% recovery over this intersection. Hole DDH-03-02 was located roughly 400 meters to the southeast from hole DDH-03-01.

ATW Resources Ltd., of which the Company has a net 30% interest, has contracted Aurora Geosciences of Yellowknife, NWT to commence a ground magnetics and electromagnetics geophysical survey on the company's MacKay Lake diamond project in the Northwest Territories. The survey is focussed on a 20 kilometer long kimberlitic indicator mineral train in glacial till that has been the focus of work over the past several years.

In the subsequent period, the Company agreed to acquired a 100% interest in one mining claim consisting of nine units located in the Skeena Mining Division in British Columbia.

dlw 1/20

During the nine months ended October 31, 2003, the Company incurred a loss of $108,813 and total administrative expenses of $68,560. Administrative expenses increased during the current period mainly due to the costs associated with completing two private placement financings, the acquisition of a mineral property and the Company's portion of legal fees incurred by ATW Resources Ltd. General exploration expense also includes the non-cash compensation expense relating to the stock option granted to the Vice-President, Exploration. At October 31, 2003, the Company had $276,957 in cash and cash equivalents and working capital of $211,575. Exploration expenditures consisted of the Company's portion of expenditures (30%) of the drill program undertaken earlier in the year on the ATW property, a drill program undertaken on the Westport gold project near Barkerville and the acquisition of the Skeena property in B.C. Cash was provided on the close of two private placements and the exercise of warrants.

In September 2003, the Company appointed Mr. Rod V. Kirkham, Ph.D. as Vice-President of Exploration.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

82-3146

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
Williams Creek Explorations Limited		October 31, 2003		03/12/22
ISSUER ADDRESS				
Suite 1202 – 1022 Nelson Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6E 4S7	(604) 685-0553	(604) 662-4480
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
James E. McInnes		President		(604) 662-4480
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of the Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"James E. McInnes"	James E. McInnes	03/12/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Morgan Poliquin"	Morgan Poliquin	03/12/22

WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

ADVISORY TO READER

"I have prepared these financial statements for Williams Creek Explorations Limited in my capacity as Accountant. No independent firm of professional accountants has audited, reviewed, compiled, or otherwise attempted to verify the accuracy or completeness of these financial statements.-Signed Dione Bitzer, CMA.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Balance Sheets

October 31, 2003 and January 31, 2003

		October 31, 2003 (unaudited)		January 31, 2003 (audited)
Assets				
Current				
Cash and cash equivalents	$	276,957	$	357,170
Receivables		7,930		963
Prepaid expenses		61		-
		284,948		358,133
Mineral properties and deferred exploration costs (Note 2)		527,549		316,712
Capital assets		2,644		3,358
	$	815,141	$	678,203
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	73,373	$	7,527
Shareholders' equity				
Share capital (Note 3)		4,391,994		4,219,689
Contributed surplus (Note 4)		7,600		-
Deficit		(3,657,826)		(3,549,013)
		741,768		670,676
	$	815,141	$	678,203

On behalf of the Board:

"James E. McInnes"

Director

"Morgan Poliquin"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Nine months ended October 31, 2003	Nine months ended October 31, 2002
Expenses				
Administrative				
Accounting and audit fees	$ 800	$ 1,058	$ 3,693	$ 2,868
Amortization	238	301	714	1,040
Consulting	2,500	-	2,500	-
Filing and transfer agent fees	1,858	1,047	13,851	10,892
Legal fees	29,597	2,104	42,637	6,966
Office	489	183	4,265	1,539
Rent	300	300	900	900
Travel	-	254	-	393
	(35,782)	(5,247)	(68,560)	(24,598)
Exploration expenses				
General	(9,012)	-	(15,856)	(8,271)
Other items				
Foreign exchange loss	(12,148)	(1,228)	(28,544)	(3,012)
Interest income	1,144	1,248	3,921	3,873
Write-down of marketable securities	-	(15)	226	(15)
	(11,004)	5	(24,397)	846
Net loss for the period	(55,798)	(5,242)	(108,813)	(32,023)
Deficit, beginning of period	(3,602,028)	(3,544,045)	(3,549,013)	(3,517,264)
Deficit, end of period	$ (3,657,826)	$ (3,549,287)	$ (3,657,826)	$ (3,549,287)
Loss per share				
Basic and diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted average shares outstanding	11,025,723	9,355,723	10,672,243	9,355,723

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Nine months ended October 31, 2003	Nine months ended October 31, 2002
Cash provided by (used in)				
Operating activities				
Net loss for the period	$ (55,798)	$ (5,242)	$ (108,813)	$ (32,023)
Items not involving cash				
Amortization	238	301	714	1,040
Foreign exchange loss	12,148	1,228	28,544	3,012
Stock based compensation	7,600	-	7,600	-
Changes in non-cash working capital balances				
Receivables	9,565	9,008	(6,967)	(3,356)
Prepaid expenses	1,705	1,088	(61)	2,863
Accounts payable and accrued liabilities	72,973	(4,465)	65,846	(3,423)
	48,431	1,918	(13,137)	(31,887)
Investing activities				
Deferred exploration costs	(113,188)	(8,907)	(200,837)	(93,598)
Financing activities				
Proceeds on issuance of common shares, net of issue costs	-	-	162,305	165,000
(Decrease) increase in cash and cash equivalents during the period	(64,757)	(6,989)	(51,669)	39,515
Effect of foreign exchange on cash and cash equivalents	(12,148)	(1,228)	(28,544)	(3,012)
Cash and cash equivalents, beginning of period	353,862	369,394	357,170	324,674
Cash and cash equivalents, end of period	$ 276,957	$ 361,177	$ 276,957	$ 361,177
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES				
Share capital issued to acquire mineral property	$ -	$ -	$ 10,000	$ -

1. Basis of Presentation

All figures as at and for the periods ended October 31, 2003 and 2002 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2003 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Skeena BC	Northwest Territories	Total October 31, 2003	Total January 31, 2003
Mineral properties at cost	$ 31	$ 19,758	$ 21,609	$ 41,398	$ 21,640
Deferred Exploration Costs					
Balance, beginning of period	156,161	-	138,911	295,072	188,624
Costs incurred during the period					
Administration fee	-	-	8,058	8,058	9,330
Assay	411	-	-	411	25
Drilling	78,718	-	76,890	155,608	76,652
Geophysics	20,120	-	-	20,120	-
Geological costs	-	-	-	-	6,015
Maintenance fees	-	-	155	155	13,559
Supplies	241	-	-	241	33
Tax assessments	846	-	-	846	834
Travel	3,823	1,817	-	5,640	-
	104,159	1,817	85,103	191,079	106,448
Balance, end of period	260,320	1,817	224,014	486,151	295,072
Total	$ 260,351	$ 21,575	$ 244,623	$ 527,549	316,712

During the nine months ended October 31, 2003, the Company acquired seven mineral claims in the Skeena Mining Division of British Columbia for a cash payment of $5,000, payment of staking costs and the issuance of 100,000 common shares.

3. Share Capital

	Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, beginning of period	9,355,723	$	4,219,689
Issued for cash during the period			
On private placement, net of issue costs	1,520,000		152,805
On exercise of warrants	50,000		9,500
Issued for mineral property	100,000		10,000
Balance, end of period	11,025,723	$	4,391,994

a) During the nine months ended October 31, 2003, the Company issued 1,320,000 common shares and 1,320,000 common share purchase warrants for gross proceeds of $132,000. Each warrant is exercisable at an exercise price of $0.15 until expiry in March 2004. The warrants remain outstanding and exercisable at October 31, 2003. Costs relating to the private placement totalled $5,195.

b) During the nine months ended October 31, 2003, the Company issued 200,000 flow-through common shares and 200,000 non-flow-through common share purchase warrants for gross proceeds of $26,000. Each warrant is exercisable at an exercise price of $0.17 until expiry in May 2004. The warrants remain outstanding and exercisable at October 31, 2003.

c) Stock Options

The Company has a "rolling" stock option plan pursuant to the policies of the Toronto Stock Exchange-Venture. The number of shares reserved for issuance under the Plan, together with all of the Company's previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding shares determined at the date of grant.

The following table presents the changes during the period and the outstanding options at October 31, 2003:

Options	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	819,750	$0.22
Granted	50,000	0.24
Outstanding at end of period	869,750	$0.22
Options exercisable at end of period	869,750	

4. Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees. Consequently, the Company records no compensation expense when options are granted to employees.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model are charged to the Consolidated Statements of Operations or capitalized as Deferred Exploration Costs, depending on the nature of the award.

On September 25, 2003 the Company granted 50,000 stock options with an exercise price of $0.24 to a consultant. Compensation expense in respect of this grant was determined using the Black-Scholes option pricing model. Assumptions used in calculating compensation expense in respect of options granted to the consultant are as follows:

	2003
Risk-free rate	3%
Dividend yield	Nil
Volatility factor of the expected market price of the Company's common shares	125%
Expected life of the options (months)	24

Based on the fair value as determined by the Black-Scholes option pricing model, the compensation cost for these stock options granted was $7,600. This amount was charged to the Statement of Operations and deficit for the nine-month period ended October 31, 2003. Because the only options granted were to a consultant, there is no difference between the net loss and pro-forma net loss.

5. Related Party Transactions

During the nine months ended October 31, 2003, the Company paid $900 for rent to a company with common directors.

WILLIAMS CREEK EXPLORATIONS LIMITED

SCHEDULE B - SUPPLEMENTARY INFORMATION

RELATED PARTY TRANSACTIONS FOR THE NINE MONTHS ENDED OCTOBER 31, 2003	
Rent	$900

SECURITIES ISSUED DURING THE NINE MONTHS ENDED OCTOBER 31, 2003

Date of Issue	Type of Security	Type of Issue	Number/ Amount	Price	Total Proceeds	Type of Consideration	Comm -ission
Mar 17 03	Common shares & warrants	Private placement	1,320,000	$0.10	$132,000	Cash	Nil
Mar 28 03	Common shares	Exercise of warrants	50,000	$0.19	9,500	Cash	Nil
May 20 03	Common shares	Property acquisition	100,000	$0.10	10,000	Mineral property	Nil
May 28 03	Common shares & warrants	Private placement	200,000	$0.13	26,000	Cash	Nil

OPTIONS GRANTED DURING THE NINE MONTHS ENDED OCTOBER 31, 2003

Date Granted	Number	Type	Name	Exercise Price	Expiry date
Sep 25 03	50,000	Officer	Rod V. Kirkham	$0.24	Sep 25 05

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 2003

Class	Par Value	Authorized Number	Number Issued	Amount Issued
Common	NPV	100,000,000	11,025,723	$4,391,994

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT OCTOBER 31, 2003

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	819,750	$0.22	Feb 22/04
	50,000	$0.24	Sep 25/05
Warrants	1,320,000	$0.15	Mar 13/04
	200,000	$0.17	May 26/04

SHARES IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2003

- 13,500 escrow subject to cancellation

DIRECTORS AND OFFICERS AS AT DATE OF REPORT

James E. McInnes, President, Director, CEO & CFO
Mike Muzylowski, Director
Morgan Poliquin, Director
Dylan Watt, Director
Rod V. Kirkham, Vice-President, Exploration
Dione Bitzer, Secretary

WILLIAMS CREEK EXPLORATIONS LIMITED
SCHEDULE C - MANAGEMENT DISCUSSION AND ANALYSIS

Williams Creek Explorations Limited is in the business of mineral exploration primarily in British Columbia and the Northwest Territories. It is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Westport Gold Project Barkerville, B.C.

An exploration drill program was completed on the company's historic Westport gold project located near Barkerville, British Columbia. The program consisted of five diamond drill holes totalling 1007.1 meters. A quality control program was put in place which included the insertion of blanks, standards and duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver. Vin Campbell, Ph.D., P.Geo was the qualified person on the project under the meaning of National Instrument 43-101.

The holes were designed to test geophysical anomalies that were generated by an induced polarisation (IP) geophysics program carried out by the Company earlier this year. The anomalies were high chargeability and low resistivity features that were interpreted to represent elevated concentrations of sulphides. High sulphide contents are associated with gold mineralization in the recently discovered Bonanza Ledge deposit, which is located on ground immediately adjacent to the company's property holdings. The most significant IP anomaly is situated along the projected strike, and to the southeast, of the Bonanza Ledge and spatially associated BC Vein, which produced some of the first gold-quartz ore in the district.

All five drill holes encountered significant amounts of pyrite, confirming the source of the geophysical anomalies. Correlating the geologic logs of the drill holes with the assay data has revealed that gold is associated with only certain varieties of pyrite, namely pyrite in quartz veins and zones of fine grained massive pyrite. Volumetrically, the dominant forms of pyrite are interpreted not to be associated with the genesis of gold mineralization, however. This understanding suggests that the drill holes, which were designed to test the geophysical anomaly, may not have been oriented in the best way to intersect gold mineralization.

Holes DDH-03-03 and 05 were drilled from south to north, more or less down dip, subparallel to the compositional layering. Both of these holes reached their high chargeability, low resistivity geophysical targets which are associated with faulted, very pyritic and graphitic argillaceous rocks with insignificant gold values, however they were poorly oriented to cross these same geologic units that are considered prospective for gold mineralisation. Holes DDH-03-01, 02 and 04 were drilled from north to south, oriented almost perpendicular to the compositional layering. All of these holes intersected pyritic quartz veins of up to 1.5m in width. One quartz vein (DDH-03-01, 80.9 to 81.3m) contained visible gold. The assay from this 0.4 metre section returned a value of 468 g/t (13.65 oz/t) gold. A metallics assay of this same section returned 660 ppm (19.25 oz/t) gold. Hole DDH-03-01 is located closest to the boundary of the property with the holdings of Wayside and intersected a 0.90 meter section of massive pyrite which returned 1.21 g/t gold. This intersection is considered significant as it closely resembles the style of mineralization which constitutes the Bonanza Ledge discovery. As a result of the friable nature of the pyrite there was about 20% recovery over this intersection. Hole DDH-03-02 was located roughly 400 meters to the southeast from hole DDH-03-01.

ATW Diamond Property, Northwest Territories

ATW Resources Ltd. (ATW) has contracted Aurora Geosciences of Yellowknife, NWT to commence a ground magnetics and electromagnetics geophysical survey on the Company's MacKay Lake project in the Northwest Territories. The survey is focussed on a 20 kilometer long kimberlitic indicator mineral train in glacial till that has been the focus of work over the past several years by ATW. Past interpretation of indicator mineral chemistry of this train suggests that the source is a diamondiferous kimberlite. A seventy seven hole overburden drill program carried out earlier in 2003 outlined a 1 by 1 kilometer area where the kimberlitic source is interpreted to be located.

ATW has recently received new data on the indicator minerals recovered in the last phase of drilling. This was an abrasion study of 289 grains of peridotitic garnets from 24 samples and was carried out by Maja Kiridzija, M.Sc., from KIM Dynamics. Most importantly the study suggested that there may be more than one source to the indicator mineral train. The study also confirmed the proximal distance of the source kimberlites, suggesting that the sources may be located less than a few hundred meters from the samples sites. This interpretation was based on

the well preserved kelyphitic rims and patches of kimberlitic material on the grain surfaces, unabraded resorption textures and sharp fractured edges on the examined peridotitic garnets.

The present geophysical program is focussed on the areas considered likely to be the source of the kimberlitic bodies. This data will be reviewed prior to planning a diamond drill program to test the areas for the source kimberlite bodies in 2004. Wojtek Jakubowski B.Sc., P.Geo. is the qualified person on the ATW project, under the definition of National Instrument 43-101.

In the subsequent period, the Company agreed to acquired a 100% interest in one mining claim consisting of nine units located in the Skeena Mining Division in British Columbia for a cash payment of $5,000 and 30,000 shares of the Company.

Results of Operations

For the nine months ended October 31, 2003, the Company had a net loss of $108,813 and total administrative expenses of $68,560 as compared to a net loss of $24,598 and total administrative expenses of $35,782 for the nine months ended October 31, 2002. Administrative expenses increased during the current period mainly due to the costs associated with completing two private placement financings, the acquisition of a mineral property and the Company's 40% obligation of legal fees incurred by ATW Resources Ltd. General exploration expense also includes the non-cash compensation expense relating to the stock option granted to the Vice-President, Exploration.

Liquidity and Capital Resources

At October 31, 2003, the Company had $276,957 in cash and cash equivalents compared to $357,170 at January 31, 2003, the Company's most recent year-end. Working capital at October 31, 2003 was $211,575 compared to $350,606 at January 31, 2003. Exploration expenditures during the nine months ended October 31, 2003 consist of the Company's portion of expenditures (30%) of the drill program undertaken earlier in the year on the ATW property in the Northwest Territories, a drill program undertaken on the Westport gold project near Barkerville and the acquisition of the Skeena property in B.C. Cash was provided during the nine months on the close of two private placement financings and the exercise of warrants. The Company is able to meet its ongoing requirements as they become due.

Related Party Transactions

During the nine months ended October 31, 2003, the Company paid rent of $900 to a company with common directors.

Investor Relations

The Company has not participated in any investor relation activities. The Directors of the Company inform shareholders of the activities of the Company and respond to other inquiries. The Company has no arrangements for external promotional activities.